Mail Stop 4561

January 29, 2009

Alan Trefler
Chief Executive Officer
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142-1590

> **Re: Pegasystems Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2008**
> **File No. 001-11859**

Dear Mr. Trefler:

We have reviewed your response letter dated January 12, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 16, 2008.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Elements of Compensation

Bonuses, page 17

1. We refer to your response to prior comment number 2, in which you continue to assert that quantitative disclosure of the corporate financial performance targets (*i.e.*, revenue, bookings and profitability targets) used in determining cash bonuses for your named executive officers is not material to investors' understanding of the company's executive compensation policies or decisions for fiscal 2007. In support of this assertion, you have provided data in your response letter showing that the percentage of total 2007 compensation attributable to

achievement of your corporate financial performance targets ranges from 7.8% to 10.5% for each of your named executive officers other than your CEO, and equals 32.5% for your CEO. These percentages are not insignificant, and it is not clear to us that they evidence the immateriality of the specific corporate financial performance targets to the company's 2007 executive compensation policies and decisions.

Further, we again note that disclosure in your proxy statement indicates that achievement of your corporate financial performance targets appears to be a significant determinant in the extent to which the bonus pool is funded, which in turn affects the amount of bonuses actually paid, notwithstanding that the criteria used to determine actual bonuses differs from that used to calculate the size of the bonus pool. Please provide quantitative disclosure of the corporate financial performance targets used to determine cash bonuses for your named executive officers for fiscal 2007. Alternatively, to the extent that you believe that quantitative disclosure of the corporate financial targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding the above comment. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief